AM 3.25

CM 3/23

SE [barcode] COMMISSION
04003099 549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR - 2 2004 158

| SEC FILE NUMBER |
|---|
| 8- 50057 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harborview, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York, NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve LaColla (212) 310-4221
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 1 2004 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**HARBORVIEW LLC.**

February 27, 2004

State of New York }

} SS:

County of New York }

## OATH OR AFFIRMATION

We, the undersigned, officers of Harborview, LLC affirm that, to the best of our knowledge and belief, the accompanying statements and supplementary schedules as of December 31, 2003 and for the year ended December 31, 2003 are true and correct. We further affirm that neither the Company nor any member, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

In addition, as members or allied members of the New York Stock Exchange, Inc. we affirm that the attached financial statements and supplementary schedules as of December 31, 2003 and for the year ended December 31, 2003, will promptly be made available to those members and allied members whose signatures do not appear below.

Timothy J. Conway
*President*

Steven M. LaColla
*Chief Financial Officer*

Denise P. Campbell

**Denise P. Campbell**
**Notary Public, State of New York**
**No. 01CA5018895**
**Commission Expires October 12,** 2005
Qualified in Richmond County

3 TIMES SQUARE 8TH FLOOR NEW YORK, NY 10036
TEL +1 212 310 7206 FAX +1 212 785 8398
MEMBER NYSE

# Harborview, LLC

(a wholly owned subsidiary of Instinet Clearing Services, Inc.)

## Statement of Financial Condition

## December 31, 2003

# Harborview, LLC
**(a wholly owned subsidiary of Instinet Clearing Services, Inc.)**
## Index
## December 31, 2003

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

**Report of Independent Auditors**

To the Board of Directors and Member of
Harborview, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Harborview, LLC at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 12, 2004

# Harborview, LLC
**(a wholly owned subsidiary of Instinet Clearing Services, Inc.)**
## Statement of Financial Condition
## December 31, 2003

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 1,574,114 |
| Receivable from affiliates | 200,348 |
| Deferred tax asset | 88,000 |
| Other assets | 10,000 |
| Total assets | $ 1,872,462 |
| **Liabilities and Member's Equity** | |
| Payable to affiliates | $ 193,153 |
| Payable to broker-dealers | 412,144 |
| Accrued expenses and other liabilities | 259,031 |
| Total liabilities | 864,328 |
| Member's equity | 1,008,134 |
| Total liabilities and member's equity | $ 1,872,462 |

The accompanying footnotes are an integral part of this financial statement.

## 1. Nature of Business

Harborview, LLC (the "Company" or "Harborview"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE") and the National Association of Securities Dealers, Inc. ("NASD").

On January 7, 2003, pursuant to an existing option agreement, Instinet Clearing Services Inc. ("ICS") purchased the remaining 90.1% of the membership interests of the Company for approximately $594,000, thereby becoming the sole member. ICS is a wholly owned subsidiary of Instinet Group Incorporated ("IGI"), which is majority owned by Reuters Group PLC ("Reuters").

## 2. Significant Accounting Policies

### Accounting Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

## 3. Related Party Transactions

The Company has entered into administrative services and brokerage services agreements with affiliated companies. Under these agreements, the affiliate provides various administrative and management services to the Company, and in return the Company provides floor brokerage services.

Pursuant to an operating agreement, IGI provides the Company with all operational, management and administrative personnel, facilities and other services necessary to conduct its securities processing business.

Substantially all employees of the company participate in a defined contribution pension plan sponsored by IGI. The IGI Retirement plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan and the Company matches 25% of the employees' pre-tax contributions. To be eligible for the contribution, employees need to have been an active employee as of December 31, 2003 with at least three months of service.

The Company occupies space for which the lease is held by IGI.

Substantially all employees of the Company participate in the IGI Stock Option Plan ("IGI Plan"), which was adopted in February 2000, and amended on September 2, 2000. It is the Company's policy to grant options for the purchase of shares of common stock at not less than market value. Options generally vest over a four-year period and expire on the tenth anniversary of the grant date, pursuant to the terms of the agreement. IGI applies Accounting Principles Board Opinion No. 25, "Accounting for Stocks Issued to Employees" and related interpretations in accounting for its stock options plans. Accordingly, as options are granted at the prevailing market values, no compensation expense has been recognized for the fair values of the options granted to employees.

## 4. Commitments Contingencies and Liabilities

The Company is obligated under non-cancelable lease agreements with respect to seats on the NYSE. These agreements were extended during 2003 and are to expire in August, November and December 2004.

## 5. Income Taxes

For tax purposes, the Company is disregarded as an entity separate from its single member, ICS, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). Accordingly, the Company records taxes on a separate company basis as if it were a division of ICS. The Company, together with IGI and certain other subsidiaries in the U. S., is included in a consolidated Federal income tax return.

The Company pays or recovers from IGI the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with IGI. The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates.

The temporary differences which have created deferred tax assets as of December 31, 2003 are detailed below:

| | |
|---|---|
| Deferred tax assets | |
| Compensation accruals | $ 88,000 |
| Total deferred tax asset | $ 88,000 |

The Company determined that no valuation allowance against the deferred tax as of December 31, 2003 was necessary as management believes that it is more likely than not that the deferred tax assets will be realized.

## 6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate fair value of all financial instruments recognized on the statement of financial condition approximates their carrying value as such financial instruments are short term in nature and bear interest as current market rates.

## 7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of $250,000.

At December 31, 2003, the Company had net capital of $785,094 which was $535,094 in excess of its required net capital.

The Company is subject to minimum net capital requirement of the National Securities Clearing Corporation of $750,000.

The Company is exempt from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii). All transactions are cleared through another broker-dealer on a fully disclosed basis.